Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

	Six Months Ended June 30,		Year ended December 31,
(USD in thousands)	2017	2016	2016	2015	2014	2013	2012
Earnings:
Pre-tax income	28,350	22,247	61,087	40,383	27,407	17,891	2,006
Add: Fixed charges	13,466	10,084	20,867	17,451	15,271	10,773	13,471
Add: Amortization of capitalized interest	413	413	827	827	827	827	827
Less: Interest capitalized	—	—	—	—	—	—	—
Earnings	42,229	32,744	82,781	58,661	43,505	29,491	16,304
Fixed charges:
Interest expense	12,711	9,511	19,669	16,302	12,250	9,032	12,489
Interest capitalized	—	—	—	—	—	—	—
Amortization of debt issuance cost and capitalized expenses related to indebtedness	755	573	1,198	1,149	3,021	1,741	982
Fixed charges	13,466	10,084	20,867	17,451	15,271	10,773	13,471
Preferred unit distributions	645	—	—	—	—	—	—
Total fixed charges and preferred unit distributions	14,111	10,084	20,867	17,451	15,271	10,773	13,471
Ratio of earnings to fixed charges	3.14x	3.25x	3.97x	3.36x	2.85x	2.74x	1.21x
Ratio of earnings to fixed charges and preferred unit distributions	2.99x	3.25x	3.97x	3.36x	2.85x	2.74x	1.21x